DUKE ENERGY CORPORATION
Steven K. Young
SVP & Corporate Controller
526 S. Church St.
Charlotte, NC 28202

P. O. Box 1006
Charlotte, NC 28201-1006

September 10, 2008

VIA EDGAR

Andrew Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Duke Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for Quarter Ended March 31, 2008

Filed May 9, 2008

File No. 1-32853

Dear Mr. Mew:

On behalf of Duke Energy Corporation, we have the following responses to the comments in your comment letter dated August 21, 2008 relating to Duke Energy Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) filed by the Company on February 29, 2008 and Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) filed by the Company on May 9, 2008 (Commission File No. 1-32853).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment. Capitalized terms used but not separately defined herein have the meanings given to such terms in the 2007 Form 10-K or Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2007

Critical Accounting Policies, page 57

1.              Please advise or revise to provide a sensitivity analysis with respect to your goodwill impairment testing discussion.  It appears the majority of goodwill related to the Cinergy merger was allocated to your regulated reporting unit.  We understand this goodwill may be impacted by regulatory orders and the general regulatory environment, although we noted that $1,020 million of goodwill was allocated to your commercial power reporting unit.  In this regard, please enhance your key assumptions discussion especially those assumptions primary to the impairment testing that may have a greater impact on the sensitivity analysis.

www.duke-energy.com

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), the Company will enhance its key assumptions discussion, specifically those assumptions that could have the greatest impact on a sensitivity analysis, such as discount rates and variables affecting estimated future cash flow projections.  In addition, the Company will enhance disclosure around any different or additional variables that impact the various assumptions used for purposes of the goodwill impairment tests at the Company’s regulated and non-regulated reporting units.

Contractual Obligations as of December 31, 2007, page 68

2.              Please reconcile for us the amount of other long term liabilities totaling $646 to the amount recorded on the balance sheet of $5,852 as of December 31, 2007.  Refer to Item 303 (a)(5) of Regulation S-K.

Within its contractual obligations table in the 2007 Form 10-K, the Company includes those obligations that meet the definition of a contractual obligation pursuant to FRR 67, “Disclosure in Management’s Discussion and Analysis About Off-Balance Sheet Arrangements and Aggregate Contractual Obligations,” for which the Company is able to make reasonably reliable estimates about the period of cash settlement of the liabilities.  However, the Company has elected to exclude from its table certain obligations identified below, which are recorded as long-term liabilities on the Company’s balance sheet, due to the significant uncertainty in timing of cash payments related to these obligations.  In the footnotes to the contractual obligations table in the 2007 Form 10-K, the Company has disclosed which significant long-term liabilities have been excluded from the table due to the significant uncertainty of timing of future payments.  A reconciliation of the amount in the contractual obligations table in the 2007 Form 10-K to the amount recorded on the consolidated balance sheet as of December 31, 2007 is as follows:

Amount per contractual obligations table in 2007 Form 10-K	$0.6 billion
Asset removal costs recorded pursuant to SFAS No. 71	2.2 billion
Pension and other post-retirement obligations	1.1 billion
Litigation and asbestos reserves	1.1 billion
Deferred compensation arrangements	0.5 billion
Other long-term liabilities for which timing of payments are uncertain	0.4 billion
Other Deferred Credits and Other Liabilities balance sheet total	$5.9 billion

In future filings, beginning with the Company’s 2008 Form 10-K, the Company will enhance its footnotes to the contractual obligations table to better clarify obligations recorded on the consolidated balance sheet that are not included in the contractual obligations table due to significant uncertainty of timing of future payments.

Qualitative and Quantitative Disclosures About Market Risk, page 69

Equity Price Risk, page 72

3.              Please revise your disclosure by choosing one of the three methods required by Item 305 of Regulation S-K with regard to your trust fund investments.

In future Form 10-K filings, beginning with the Company’s 2008 Form 10-K, the Company will provide tabular information containing the fair value of the trust fund investments, by major security type, as of the latest balance sheet date in accordance with Item 305(a)(1)(i)(A)(1) of Regulation S-K. Gains and losses on investments held in the trust do not impact the Company’s income statement as the Company is a regulated utility subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS No. 71”) and is complying with a regulatory order requiring deferral of all gains and losses on these trust fund investments. On page 72 of its 2007 Form 10-K, the Company discloses the following:

“Those investments are exposed to price fluctuations in equity markets and changes in interest rates. Accounting for nuclear decommissioning recognizes that costs are recovered through U.S. Franchised Electric and Gas’ rates, and fluctuations in equity prices or interest rates do not affect Duke Energy’s Consolidated Statements of Operations as changes in the fair value of these investments are deferred as regulatory assets or regulatory liabilities pursuant to an Order by the NCUC. Earnings or losses of the fund will ultimately impact the amounts of costs recovered through U.S. Franchised Electric and Gas’ rates.”

In future Form 10-K filings, beginning with the Company’s 2008 Form 10-K, the Company will provide tabular information containing the fair value of the trust fund investments, by major security type, as of the latest balance sheet date in accordance with Item 305(a)(1)(i)(A)(1) of Regulation S-K.

Additionally, the Company will expand the existing disclosure to include discussion regarding the Company’s future funding obligations of the trust fund.  Prospectively, the Company will include the following tabular information:

Fair Value at 12/31/XX
Equity Securities	$XXX
Corporate Debt Securities	XXX
U.S. Government Bonds	XXX
Municipal Bonds	XXX
Other	XXX

Consolidated Statements of Operations, page 77

4.              Please revise to separately present fuel used in electric generation and purchased power expenses for both your regulated and non-regulated electric operations.  See Rule 5-03.2 of Regulation S-X.

In future filings, beginning with the Company’s Form 10-Q for the period ended September 30, 2008, the Company will revise its Statements of Operations to separately present fuel used in electric generation and purchased power expenses for both regulated and non-regulated electric operations.

Summary of Significant Accounting Policies, page 82

General

5.              Please provide disclosure in the notes to your financial statements describing the most significant restrictions on the payment of dividends and the amount of retained earnings or net income restricted or free of restrictions at each balance sheet date.  See Rule 4-08(e) of Regulation S-X.  Show us what your revised disclosure would look like.  In this regard, we also read your disclosure on page 31 with respect to potential dividend restrictions.  Lastly, please tell us if any dividends Duke Energy Corporation receives from its subsidiaries are subject to any restrictions.  If so, please tell us whether the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met and what consideration you gave to providing condensed financial information of Duke Energy Corporation as set forth in Rules 4-08 and 12-04 of Regulation S-X.

In future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2008, the Company will disclose the amount of retained earnings restricted or free of restrictions in accordance with Rule 4-08(e)(1) of Regulation S-X as well as the amount of consolidated retained earnings which represents undistributed earnings of 50% or less owned persons accounted for by the equity method in accordance with Rule 4-08(e)(2) of Regulation S-X.  The Company does not believe that there are any significant restrictions on its ability to pay dividends on its common stock.  We note your reference to the disclosure in the risk factor on page 31 of Duke Energy Corporation’s 2007 Form 10-K to the effect that “[r]egulation affects almost every aspect of Duke Energy’s businesses, including, among other things, Duke Energy’s ability to . . .  pay dividends.”  This risk factor refers to regulatory restrictions on the ability of Duke Energy Corporation’s subsidiaries to issue dividends, as further discussed below.  Accordingly, Duke Energy Corporation will clarify this risk factor appropriately in its 2008 Form 10-K.

Duke Energy’s subsidiaries are subject to restrictions on paying dividends to Duke Energy.  In this regard, the thresholds of Rule 4-08(e)(3) of Regulation S-X have been met.  In future filings, beginning with the Company’s 2008 Form 10-K, the Company will provide the condensed parent company financial statement information as set forth in Rules 4-08 and 12-04 of Regulation S-X.  In addition, beginning with the Company’s Form 10-Q for the period ended September 30, 2008, the Company will provide the following disclosure of the significant restrictions in the Notes to the Consolidated Financial Statements.

“As a condition of approving the merger of Duke Energy and Cinergy, the state utility commissions imposed conditions (the Merger Conditions) on the ability of Duke Energy Carolinas, Duke Energy Ohio, Duke Energy Kentucky and Duke Energy Indiana to transfer funds to Duke Energy through loans or advances, as well as restricted amounts available to pay dividends to Duke Energy.  Duke Energy’s public utility subsidiaries may not transfer funds to the parent through intercompany loans or advances; however, certain subsidiaries may transfer funds to the parent by obtaining approval of the respective state regulatory commissions.  Additionally, the Merger Conditions imposed the following restrictions on the ability of the public utility subsidiaries to pay cash dividends.

•              Duke Energy Carolinas.  Under the Merger Conditions, Duke Energy Carolinas must limit cumulative distributions to Duke Energy Corporation subsequent to the merger to (i) the amount of retained earnings on the day prior to the closing of the merger, plus (ii) any future earnings recorded by Duke Energy Carolinas subsequent to the merger.

•              Duke Energy Ohio.  Under the Merger Conditions, Duke Energy Ohio will not declare and pay dividends out of capital or unearned surplus without the prior authorization of the Public Utilities Commission of Ohio.

•              Duke Energy Kentucky.  Under the Merger Conditions, Duke Energy Kentucky is required to pay dividends solely out of retained earnings and to maintain a minimum of 35% equity in its capital structure.

•              Duke Energy Indiana.  Under the Merger Conditions, Duke Energy Indiana must limit cumulative distributions paid to Duke Energy Corporation subsequent to the Duke Energy-Cinergy merger to (i) the amount of retained earnings on the day prior to the closing of the Duke Energy-Cinergy merger plus (ii) any future earnings recorded by Duke Energy Indiana subsequent to the Merger.  In addition, Duke Energy Indiana will not declare and pay dividends out of capital or unearned surplus without prior authorization of the Indiana Utility Regulatory Commission.

At December 31, 200_, Duke Energy’s consolidated subsidiaries had restricted net assets of approximately $X.”

Additionally, beginning with the Company’s Form 10-Q for the period ended September 30, 2008, the Company will discuss the nature and extent of these dividend restrictions and the impact they have had or are expected to have on the ability of the Company to meet its cash obligation within the “Liquidity and Capital Resources” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company has also considered the impacts of Section 305 of the Federal Power Act (“FPA”).  Section 305 of the FPA generally makes it unlawful for a public utility to make or pay a dividend from any funds properly included in its capital account.  This provision imposes similar restrictions on Duke Energy’s subsidiaries as discussed above pursuant to the Merger Conditions.

Acquisitions and Dispositions, page 95

6.              Please tell us and revise your disclosure to indicate how you determined the enterprise value of approximately $2.1 billion for the newly-formed Crescent JV and your basis for the gain recognition of $246 million.

On September 7, 2006, the Company entered into an agreement with an unaffiliated third party, Morgan Stanley Real Estate Fund V U.S., L.P. (“MSREF”), to create an effective 50%/50% joint venture of Crescent Resources, LLC (“Crescent”).  In exchange for an effective 50% ownership interest in Crescent, MSFREF paid the Company approximately $415 million, which represented 50% of the fair value of the net assets of Crescent based upon an arms length negotiated enterprise value of Crescent of approximately $2.1 billion less debt of approximately $1.3 billion.  While the enterprise value was the end result of a lengthy negotiation process, valuation methodologies employed by the Company in determining an acceptable purchase price primarily included discounted cash flow analyses, but also incorporated multiple-to-book value approaches as well as per acre valuations for certain types of properties.

Just prior to the September 2006 transaction, the Company’s basis in 100% of Crescent’s net assets was approximately $340 million.  The transaction with MSREF resulted in the sale of an effective 50% interest in these net assets.  The cash received from MSREF of approximately $415 million as compared to the approximate $170 million book basis in the 50% interest in the underlying net assets resulted in an economic gain of approximately $246 million for the Company.  After consideration of the appropriate accounting literature, including APB Opinion No. 18, “The Equity Method of Accounting for Investments in

Common Stock” and AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures,” the Company concluded that recognition of the gain in the 2006 consolidated statements of operations was appropriate as the cash received of approximately $415 million exceeded the economic gain of approximately $246 million and there was no significant uncertainties regarding the realization of the gain.  Specifically, the Company is not committed or required to make capital contributions to Crescent.

In future filings, beginning with the Company’s 2008 Form 10-K, the Company will enhance its disclosure of the 2006 Crescent transaction with MSREF to indicate how the enterprise value of approximately $2.1 billion was determined for the newly-formed Crescent joint venture and the Company’s basis for the gain recognition of approximately $246 million.

Goodwill and Intangible Assets, page 122

7.              Explain to us how you determined your reporting units subsequent to the completion of the Cinergy merger.  In this regard, explain how the Cinergy goodwill was allocated to Duke Energy Corporation’s reporting units as well as how the material acquired assets and assumed liabilities were assigned.  We assume some assets or liabilities relate to the operations of multiple reporting units.  Please be detailed in your response.

The Company determined its reporting units subsequent to the completion of the Cinergy merger consistent with the guidance contained in SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), specifically the guidance contained in paragraph 30.  Essentially all of the operations of Cinergy are in the Company’s U.S. Franchised Electric and Gas (“USFE&G”) and Commercial Power segments.  Pursuant to the guidance in paragraph 30 of SFAS No. 142, management determined that the reporting units existed at one level below the operating segment level for both the USFE&G and Commercial Power segments.  The following reporting units were identified within USFE&G:

•                  Duke Energy Carolinas

•                  Duke Energy Indiana

•                  Duke Energy Kentucky

•                  Duke Energy Ohio (transmission and distribution only)

Each of these four represents regulated utility operations operating within defined geographical areas.  None of these four met the requirements for aggregation discussed in paragraph 30 of SFAS No. 142.

Within Commercial Power, the following reporting units were identified:

•                  Non-regulated Generation (including the non-regulated generation operations in Ohio)

•                  Duke Energy Generation Services

•                  Energy Marketing and Trading (sold in 2006)

These groupings represent distinct business operations for which discrete financial information is available and for which segment management regularly reviews the operating results.  None of these met the requirements for aggregation discussed in paragraph 30 of SFAS No. 142.

The Cinergy goodwill was allocated to the reporting units consistent with the guidance in paragraphs 34 and 35 of SFAS No. 142.  Most of the reporting units contained only operations from Cinergy.  However, the Duke Energy Carolinas reporting unit did not contain any of the Cinergy operations, and the Non-regulated Generation reporting unit consisted primarily of Cinergy operations but also contained some legacy Duke Energy operations.  For Duke Energy Carolinas, goodwill was allocated consistent with the guidance in the latter portion of paragraph 35 of SFAS No. 142.  The differences in the fair value of this reporting unit before and after the merger largely represented the present value of anticipated synergies.  For the remainder of the reporting units, goodwill was allocated based on the relative proportion of the differences between estimated fair values of the reporting units and the net fair values of the individual assets and liabilities assigned to the reporting units.  The Company engaged the services of a third party appraisal firm to assist in the determination of the fair values of the reporting units and the fair values of the assets acquired and liabilities assumed.  Due largely to the distinct geographical nature of the regulated utility operations and the differences in the nature of the operations comprising the reporting units in Commercial Power, the assets and liabilities related to the operations of multiple reporting units were not significant.

8.              Provide to us a summary of your most recent goodwill impairment test summarizing for us the methods used to determine the fair value of your reporting units.  Also, please tell us how you determined the fair value of both your reporting units and the significant factors that were utilized.

As disclosed in Note 1 to the consolidated financial statements in the 2007 Form 10-K, the Company designated August 31 as the date it performs the annual review for goodwill impairment for its reporting units.  Accordingly, the annual goodwill impairment test for 2008 has not yet been completed.

As disclosed in Note 10 to the consolidated financial statements in the Company’s 2007 Form 10-K, there were no goodwill impairment charges recorded in 2007.  For the annual goodwill impairment assessment performed in 2007, all reporting units passed the first step of the two-step impairment test as discussed in paragraph 19 of SFAS No. 142.  Each of the reporting units discussed in the response to comment 7 above that had goodwill assigned at August 31, 2007 passed the first step of the impairment test by at least $300 million.  One important matter to note is that, as discussed in the response to comment 7 above, certain of the reporting units contain the Company’s legacy operations in addition to the operations of Cinergy.  As the Company’s legacy regulated operations, Duke Energy Carolinas, previously had no recorded goodwill, the allocation of goodwill to these legacy operations at the time of the Cinergy acquisition would be expected to increase headroom for the purposes of performing the first step of the annual goodwill impairment assessments.

Regarding the determination of fair values, as disclosed in Note 1 to the consolidated financial statements in its 2007 Form 10-K, the Company primarily uses discounted cash flow analyses to determine fair values for the purposes of the goodwill impairment assessments.  Note 1 also includes the following with respect to the key variables and assumptions used in determining the fair values:

“Key assumptions in the determination of fair value include the use of an appropriate discount rate, estimated future cash flows and estimated run rates of operation, maintenance, and general and administrative costs. In estimating cash flows, Duke Energy incorporates expected growth rates, regulatory stability and ability to renew contracts as well as other factors into its revenue and expense forecasts.”

The discount rates used for calculating the fair values as of August 31, 2007 for each reporting unit were commensurate with the risks associated with each reporting unit, and ranged from 6.5% to 8.6%.  The estimated future cash flows and estimated run rates of operation, maintenance, and general and administrative costs used in the fair value calculations as of August 31, 2007 represent those used in the Company’s other internal forecasts used for management planning purposes.

Marketable Securities, page 120

9.              We note that you have limited oversight of the NDT investments. In this regard, explain how you still maintain the intent and ability to retain investments that are in an unrealized loss position. Lastly, explain in detail the investments that have been in an unrealized loss position for greater than twelve months to date and your detailed reasoning for not recording an other than temporary impairment charge.  See SAB Topic 5M.

Due to the Company’s limited oversight of the NDT investments, all declines in the value of investment holdings in the NDT are considered other-than-temporary impairments in accordance with FSP FAS 115-1/124-1, “The Meaning of Other than Temporary Impairment and its Application to Certain Investments,” and, accordingly, other-than-temporary impairment losses on investments in unrealized loss positions are recorded each reporting period.  However, since the Company is a regulated utility subject to SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (“SFAS No. 71”), and has received a regulatory order requiring deferral of all gains and losses on NDT investments, losses recorded with respect to investments held in the NDT do not have an impact on the Company’s income statement since all unrealized gains and losses are charged or credited to a regulatory asset or liability.

In future filings, beginning with the Company’s 2008 Form 10-K, the Company will enhance its disclosure to clarify that other-than-temporary impairments are recorded each reporting period on investments that are in an unrealized loss position; however, these other-than-temporary impairment losses are deferred as regulatory assets and do not have an impact on the Company’s income statement.

Stock Based Compensation, page 152

10.       Explain to us how you account for equity awards given to employees who are retirement eligible.  Please revise future disclosures accordingly.

The Company disclosed the following within its “Stock-Based Compensation” accounting policy within Note 1 to the consolidated financial statements on page 88 of its 2007 Form 10-K and believes that this will satisfy the staff’s request:

“Share-based payment awards, including stock options, granted to employees that are already retirement eligible are deemed to have vested immediately upon issuance, and therefore, compensation cost for those awards is recognized on the date such awards are granted.”

The Company will continue to provide such disclosure in future filings.

11.       If applicable, please disclose any compensation cost capitalized.  See paragraph A240.g(1)(b) of SFAS No. 123R.

To date, compensation costs for share-based payment arrangements capitalized as part of the cost of an asset have not been material.  Prospectively, if material, the Company will disclose compensation costs for share-based payment arrangements capitalized pursuant to paragraph A240.g(1)(b) of SFAS No. 123R.

Duke Energy Corporation Form 10-Q for March 31, 2008

Other Comprehensive Income, page 41

12. We note that you determined that the carrying value of your auction rate securities exceeded the current estimated fair value of those investments by approximately $20 million. Please explain to us why you believe the reduction in fair value of these investments is temporary, and why an other-than-temporary impairment did not occur as of March 31, 2008. Please supplement your discussion with any recent market events which could potentially impact the valuation of these securities.

As discussed in Note 19 to the consolidated financial statements, “Other Comprehensive Income” (page 41) in the Form 10-Q for the quarterly period ended March 31, 2008, the Company held approximately $430 million of investments in auction rate debt securities (“ARS”) as of December 31, 2007.  In January 2008, the Company redeemed approximately $415 million of these securities for full par value plus accrued interest and continued to hold approximately $15 million par value of ARS investments as the auctions supporting these securities had failed. These securities, which were purchased in the latter half of 2007, have a higher level of underlying credit risk than the Company’s ARS investments purchased in 2008 (as discussed below) as these investments are not supported by insurance or backed by the U.S. Federal Government.  As of March 31, 2008, the Company determined that the par value of these investments exceeded the fair value by approximately $4 million and recorded the decline in the fair value of these investments as a component of other comprehensive income. In the second quarter of 2008, the Company concluded that these ARS investments with a par value of $15 million were other-than-temporarily impaired by approximately $4 million pre-tax, and accordingly recorded such impairment in its consolidated statements of operations.

In January and early February 2008, the Company purchased an additional $285 million par value of ARS investments, bringing the total par value of such investments held by the Company to approximately $300 million.  These 2008 purchases of ARS of approximately $285 million primarily consisted of investments in AAA rated student loan securities which have very minimal credit risk as substantially all values are ultimately backed by the U.S. Federal government.  At March 31, 2008, the Company determined that the par value of these investments exceeded the fair value by approximately $16 million. Substantially all of the calculated decline in the fair value of these ARS investments as of March 31, 2008 reflected the current illiquid market for ARS, and appropriately did not include any underlying credit exposure impairment for such investments as the Company believes such underlying credit exposure is de minimis.   At March 31, 2008, the Company recorded the decline in the fair value of these investments of approximately $16 million pre-tax as a component of other comprehensive income as the Company deemed the impairment to be temporary.  In concluding the $16 million pre-tax impairment was temporary, the Company considered the appropriate accounting literature, including the guidance in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and SEC Staff Accounting Bulletin (“SAB”) Topic 5.M. “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” (SAB 59).  Specifically, given the strength of the Company’s balance sheet and amounts available under its credit facilities, coupled with the Company’s belief that the underlying credit exposure of these ARS is de minimis, the Company has the full intent and ability to hold the securities until the ARS market regains liquidity, the instruments are refunded by the issuers at their stated par values or maturity.

With respect to recent market events, in July 2008, the Company received proceeds of approximately $14 million as a result of the redemption of an ARS by the issuer, which represented full par value plus accrued interest.  Additionally, in August 2008, the Company received notice that a separate ARS issuer has the intention to redeem $49 million of the Company’s ARS investments at full par value plus accrued interest if it can complete a financing transaction it is currently considering.  The notice received from this issuer is not an official redemption notice.  However, if this $49 million redemption would occur as intended by the issuer, the par value in the Company’s ARS investments would be reduced to approximately $237 million.

*              *              *              *              *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 382-7704 with any questions regarding the foregoing.

Very truly yours,

/s/ Steven K. Young
Steven K. Young
Senior Vice President and Controller

cc:                                 James E. Rogers, Chairman, President and Chief Executive Officer

David S. Maltz, Vice President, Legal and Assistant Corporate Secretary